EXHIBIT 99.1

VOX ANNOUNCES Q1 2024 RESULTS RELEASE DATE, VIRTUAL AGM DETAILS AND NOMINATES SHANNON McCRAE TO ITS BOARD OF DIRECTORS

TORONTO, CANADA – April 11, 2024 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to provide the following corporate updates to its shareholders.

2024 First Quarter Results

The Company is pleased to announce that it will release its 2024 first quarter results on Wednesday, May 8, 2024, after market close.

Annual General Meeting

Meeting Time and Materials

The Company is also pleased to announce that its Annual General Meeting (“Meeting”) of shareholders will be held on May 30, 2024 at 1:00 p.m. Eastern Daylight Time. The Meeting will be held virtually.

The Company’s Management Information Circular and form of proxy will be made available on or about April 30, 2024, and may be found on SEDAR+ at www.sedarplus.ca, via the U.S. Securities and Exchange Commission’s (the “SEC”) Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) at the SEC’s website www.sec.gov and also on the Company’s website at www.voxroyalty.com.

Shareholders of record at the close of business on April 15, 2024 are entitled to receive notice of and attend the Meeting and are entitled to one vote for each common share registered in the name of such shareholder in respect of each matter to be voted upon at the Meeting.

Directors Standing for Election

Vox is pleased to announce that Shannon McCrae will be standing for election to its Board of Directors at the Meeting. Assuming a positive vote of shareholders at the Meeting, Ms. McCrae will join the Board of Directors effective May 30, 2024. Ms. McCrae will fill the vacancy to be created by Pascal Attard, Vox’s CFO, who will not be standing for re-election at the Meeting. The other four directors standing for election at the Meeting (all current Directors) will be: Kyle Floyd, Rob Sckalor, Alastair McIntyre and Donovan Pollitt.

Kyle Floyd, Chief Executive Officer of Vox stated: “The Board of Directors and management recommend that shareholders vote in favor of Ms. McCrae’s election to the Vox Board. Shannon brings a wealth of knowledge with extensive mining experience. We look forward to working together and believe her background will further strengthen Vox’s governance team, whilst management continues its commitment to drive meaningful investor returns, accretive growth and long-term shareholder value for the Company.

I would also like to take this opportunity to thank Pascal Attard for his services on the board of directors. Pascal will continue as Vox’s Chief Financial Officer.

Vox continues to strive for excellence both operationally and within its governance practices. This planned succession, should the election of Ms. McCrae become effective post the vote at the AGM, now positions the Board with 80% independent directors and strong experience across the technical fields of mining and capital allocation.”

Ms. McCrae is a professional geologist and executive who brings over 25 years of experience in the resource industry. Her experience ranges from early-stage exploration to mine sites across multiple commodities, driving economic discoveries and delivering innovation. She has recently been involved in mining and exploration through her company, Athena Geoscience and is a Board member of Probe Gold and Atacama Copper. She was Director of Exploration and Growth for Barrick Gold, a global role operating as a member of the senior management team until 2019. Her experience also includes senior roles with De Beers Canada and as Vice President of Business Development with Novamera.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties spanning seven jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 60 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd	Pascal Attard
Chief Executive Officer	Chief Financial Officer
info@voxroyalty.com +1-345-815-3939	pascal@voxroyalty.com +1-345-815-3939

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

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